

October 18, 2012

Via E-mail
Mr. Gene Donnelly
Chief Financial Officer
Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, New York 10019

> **RE: Apollo Global Management, LLC**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **Form 10-Q for the Period Ended June 30, 2012**
> **Filed August 14, 2012**
> **Response dated August 3, 2012**
> **File No. 1-35107**

Dear Mr. Donnelly:

We have reviewed your response letter dated August 3, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Following our telephone conversation in September and the responses to comments you have already provided, we believe we have a better understanding of aspects of your compensation programs, and have the comments below. Please revise your disclosures in future filings in response to these comments. Please also provide us supplementally with a draft of what your disclosures, so revised, would have looked like with respect to 2011.

Item 11. Executive Compensation, page 262

Carried Interest, page 263

2.   We note your responses to the second and third bullet points of comment six from our letter
     dated May 15, 2012. In describing your carried interest compensation incentive program, please
     include similar disclosure about the determination of amounts allocated to the program and
     persons who participate in it.

Alignment of Interests with Investors and Shareholders, page 262
RSUs; Option Grant, page 263
Awards of Restricted Share Units Under the Equity Plan, page 268

3. Please clarify whether your practice of using equity-based grants as part of compensation
    includes granting Apollo Operating Group units, or just RSUs. Please also discuss in more
    detail how you decide whether to grant Apollo Operating Group units and which type of RSU
    award (Plan, Bonus or special) to grant to a particular executive in a given year. We note that
    there are significant differences in the vesting and other terms of the Plan and Bonus RSU
    awards. Lastly, please ensure that you have described the vesting and other material terms of
    any special RSU awards, such as those granted to Messrs. Donnelly and Azrack in 2011.

Summary Compensation Table, page 265

4. We note your responses to comments five and six from our letter dated June 21, 2012 and seven
    and eight from our letter dated May 15, 2012, and have the following additional comments to
    help clarify and distinguish disclosures about each of your carried interest programs and how
    they are reflected in the "All Other Compensation" column:

    •   Please include disclosure clearly explaining why you believe that the amount of the accrual
        is the most relevant presentation for carried interest from the dedicated program, and why
        cash is the most relevant presentation for carried interest from the incentive program in the
        summary compensation table. Discuss any shortcomings of the method of disclosure as
        well. For example, while you may believe that accrual is consistent with the financial
        statement disclosure of compensation expense and best reflects the performance of the funds
        from which dedicated carried interest compensation is derived, we understand that it may
        not indicate the cash compensation that the NEO will ever actually receive. Please also
        elaborate on the features of each of these plans as necessary for investors to understand why
        accrual or cash is disclosed.

    •   As investors may also wish to consider compensation determined under the alternative
        presentation, please include additional footnote disclosure or a supplemental table that
        shows, for each NEO, the amount of cash actually distributed under the dedicated carried
        interest program, and the amount of accrued compensation expense allocated under the

incentive carried interest program. Please also disclose the total amount cash under both programs that was actually distributed to each NEO.

- Please also include additional footnote disclosure or a supplemental table that breaks out, for each NEO, the amount of carried interest compensation you show in the "All Other Compensation" column that is derived from the dedicated program (and is therefore shown on an accrual basis, which may include for GAAP reporting purposes, both unrealized and realized amounts) versus carried interest compensation under the incentive program (and is therefore shown on a cash basis).

- To avoid disclosing negative amounts of compensation in the Summary Compensation Table, please reflect any reversals of accruals of carried interest compensation under the dedicated program as "0", but include footnote disclosure of the amount of the reversal that explains why negative numbers exist. For example, we note a negative amount in All Other Compensation for Mr. Suydam in 2011.

Note (4) to Summary Compensation Table, page 265
Fee Waiver Program, page 285

5. We note your response to the fifth bullet point of comment 6 from our letter dated May 15, 2012 regarding incentive pool distributions in respect of amounts waived for investment pursuant to the terms of the management fee waiver program. We also note the disclosure under "Fee Waiver Program" on page 285. Please help us better understand how Apollo's waiver of management fees in exchange for a right to a proportional interest in future distributions of fund profits translates into incentive pool distributions for certain NEOs.

- For example, do you mean that in some funds, Apollo gives up its right to receive management fees in favor of getting a carried interest instead, and that realizations of investments in these funds were used to fund the incentive pool in which several NEOs participated?

- Please help us better understand the disclosure on page 285 that "this election [by Apollo] allows certain executive officers . . . to waive a portion of their respective share of future income from Apollo and receive, in lieu of a cash distribution, title and ownership of the profits interests in the respective fund". Please also clarify what is meant by the "share of future income from Apollo". Are you referring to Apollo Operating Group Units? Or does this refer to participation in Apollo's dedicated or incentive carried interest programs?

6. Please also clarify, if true, that only Mr. Suydam participated in the fee waiver program with respect to his compensation from the incentive program (as suggested in your response). The disclosure in footnote (4) to the table on page 266 suggests that both he and Mr. Donnelly did so. Please also clarify what is meant by the phrase "amounts waived for investment". For example, do you mean (as suggested in your response letter) that Mr. Suydam took a direct

interest in the carried interest in certain funds instead of a cash distribution of $500,000 from the carried interest incentive program?

You may contact Pamela Long, Assistant Director at (202) 551-3760, if you have any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director